FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   SEPTEMBER 30, 1998|
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1.  Name and Address of Reporting Person
                  Honeywell Inc.
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       (Last)                      (First)                    (Middle)
                  Honeywell Plaza
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                                  (Street)
      Minneapolis               Minnesota                       55408
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)
    6/4/99
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
    41-0415010
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4.  Issuer Name and Ticker or Trading Symbol
    AlliedSignal Inc. (ALD)
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director+
    ( x) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
    _x_Form filed by One Reporting Person
    ___Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|--------------------|---------------|---------------|--------------------|

[TYPE ENTRIES HERE]




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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)
   Option to Purchase Common Stock
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2. Date Exercisable and Expiration Date (Month/Day/Year)
     __________(1)____________                 ___________(1)____________
         Date Exercisable                            Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

Common Stock, par value $1.00 per share              109,308,537(1)
               Title                          Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security $58.375 per share
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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I) (Instr.
   5)
   D
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6. Nature of Indirect Beneficial Ownership (Instr. 5)


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   EXPLANATION OF RESPONSES:

      See attached footnote (1)


   HONEYWELL INC.


   By /s/ Edward D. Grayson                                 June 14, 1999
     ----------------------------------                 ---------------------
   **  SIGNATURE OF REPORTING PERSON                           DATE
      Name:    Edward D. Grayson
      Title:   Vice President and
               General Counsel


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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.


  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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(1) On June 4, 1999, Honeywell Inc. (the "Reporting Person"), AlliedSignal
Inc. (the "Issuer") and Blossom Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of the Reporting Person, entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with and into the Reporting Person, with the Reporting Person being the surviving corporation in such merger and becoming a wholly owned subsidiary of the Issuer. In connection with the Merger Agreement, the Issuer and the Reporting Person entered into a Stock Option Agreement (the "Option Agreement"), dated as of June 4, 1999, pursuant to which the Issuer granted the Reporting Person an option (the "Option") to purchase up to 109,308,537 shares of common stock of the Issuer. The Option may only be exercised if the Merger Agreement is terminated under certain circumnstances set forth in the Merger Agreement and the Option Agreement.

      By reason of its execution of the Option Agreement, the Reporting Person may be deemed to have beneficial ownership of the Option Shares and, accordingly, may be deemed to beneficially own 109,308,537 (or approximately 16.6% of the outstanding shares of common stock of the Issuer (assuming exercise of the Option and based upon the 549,289,134 shares of common stock of the Issuer outstanding on June 3, 1999 as represented by the Issuer to the Reporting Person in the Merger Agreement). The Reporting Person expressly disclaims any beneficial ownership of the Option Shares on the grounds that the Option is not presently exerciseable and only becomes exerciseable upon the occurrence of the events referred to above. If the Option were exercised, the Reporting Person would have the sole right to vote and to dispose of the Option Shares issued as a result of such exercise.

      Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Option Shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed. The foregoing summary of the Option Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to the Reporting Person's statement on Schedule 13D filed with respect to the Issuer on the date hereof.